UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 40)*

THE WENDY’S COMPANY
(Name of Issuer)

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

95058W100
(CUSIP Number)
PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock:  CUSIP NO. 95058W100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 105,150,283
	9	SOLE DISPOSITIVE POWER (See Item 5) 16,011,929
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 105,150,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.02%*
14	TYPE OF REPORTING PERSON IN

* This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock:  CUSIP NO. 95058W100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 105,043,468
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,330,044
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 105,043,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.99%*
14	TYPE OF REPORTING PERSON IN

* This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock:  CUSIP NO. 95058W100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 305,506
	8	SHARED VOTING POWER (See Item 5) 80,498,145
	9	SOLE DISPOSITIVE POWER (See Item 5) 305,506
	10	SHARED DISPOSITIVE POWER (See Item 5) 80,498,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 80,803,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.76%*
14	TYPE OF REPORTING PERSON IN

* This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock:  CUSIP NO. 95058W100

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 80,498,145
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 80,498,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 80,498,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.69%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock:  CUSIP NO. 95058W100

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 80,498,145
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 80,498,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 80,498,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.69%*
14	TYPE OF REPORTING PERSON OO

* This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock:  CUSIP NO. 95058W100

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 25,321
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 25,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 25,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock:  CUSIP NO. 95058W100

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 25,321
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 25,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 25,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON OO

* This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock:  CUSIP NO. 95058W100

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 19,754,841
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 19,754,841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 19,754,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock:  CUSIP NO. 95058W100

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 54,923,668
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 54,923,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 54,923,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.11%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock:  CUSIP NO. 95058W100

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,919,315
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,919,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,919,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock:  CUSIP NO. 95058W100

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 3,875,000
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 3,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.00%*
14	TYPE OF REPORTING PERSON PN

* This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock:  CUSIP NO. 95058W100

AMENDMENT NO. 40 TO SCHEDULE 13D

This Amendment No. 40 amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008 (“Amendment 28”), as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment 35 dated April 1, 2009, as amended by Amendment 36 dated March 9, 2010, as amended by Amendment 37 dated June 10, 2010, as amended by Amendment 38 dated February 2, 2011 and as amended by Amendment 39 dated December 1, 2011 (“Amendment No. 39”) (the Original Statement, as so amended shall be known as the “Statement”), with respect to the (i) the Common Stock, par value $.10 per share (the “Common Stock”), of The Wendy’s Company (the “Company,” formerly known as Wendy’s/Arby’s Group, Inc. and, before that, Triarc Companies, Inc., a Delaware corporation (“Triarc”) and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the “Class A Common Stock”), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”).  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14 through 28, all references in the Statement to “Common Stock” shall, for periods prior to September 29, 2008, the date of the closing of the acquisition of Wendy’s (see Item 4), be deemed to refer to the Class A Common Stock of Triarc.

Item 2.  Identity and Background

Item 2 is amended by deleting Item 2 of Amendment 28, as amended in Amendments 29, 36 and 39, and replacing it with the following:

The persons filing this Statement are Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Master Fund”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Strategic Investment Fund, L.P., a Delaware limited partnership (“Strategic Fund”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”, and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons”).

The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Master Fund is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.  The Filing Persons have entered into a Joint Filing Agreement dated February 6, 2012, a copy of which is attached hereto as Exhibit 40.

Trian GP LLC, is the general partner of Trian GP, which is the general partner of the Trian Onshore and Trian Master Fund.  Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Master Fund, Parallel Fund I and Strategic Fund.  Each of Trian GP LLC and Trian Management GP are controlled by Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America, who therefore are in a position to determine the investment and voting decisions made by Trian Onshore, Trian GP, Trian GP LLC, Trian Master Fund, Parallel Fund I, Strategic Fund, Trian Management and Trian Management GP.

Each of Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Strategic Fund is primarily engaged in the business of investing in securities.  Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP.  Trian Management is primarily engaged in the business of serving as a management company for certain of the Trian Entities and other funds, accounts and investment vehicles that it manages.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.  Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and other funds, accounts and investment vehicles managed by Trian Management.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of the Trian GP, Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and other funds, accounts and investment vehicles managed by Trian Management.  Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of the Trian GP, Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and other funds, accounts and investment vehicles managed by Trian Management.

None of the Filing Persons nor any director, executive officer, general partner or controlling person of any of the Filing Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Filing Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

Since the filing of Amendment No. 39, each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 3,232 shares of Common Stock on January 3, 2012 from the Company in lieu of Board of Directors retainer fees pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

Since the filing of Amendment No. 39, Strategic Fund purchased an aggregate of 3,875,000 shares of Common Stock.  As of 4:00 p.m., New York City time, on February 6, 2012, the aggregate purchase price of such shares of Common Stock was $18,866,213.  The source of the funding for the purchase of these shares of Common Stock was the general working capital of Strategic Fund.

Item 5.  Interest in Securities of the Issuer

(1)  Part (a) through (c) of Item 5 of the Statement is amended by deleting (i) the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 16,011,929 shares of Common Stock.  Included in such shares are 744,111 shares of Common Stock held by the NP 2009 GRAT, a trust of which Mr. Peltz is the sole trustee and 12,000 shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days of the date of this Statement.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 8,330,044 shares of Common Stock.  Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. May within 60 days of the date of this Statement.  Mr. Garden directly owns and has the sole power to dispose of and vote 305,506 shares of Common Stock.  Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. Garden within 60 days of the date of this Statement.

The Peltz L.P. is the beneficial owner of 70,650 shares of Common Stock.  The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member.  In addition, Mr. Peltz's children are the beneficial owners of 600 shares of Common Stock.  Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz L.P. and his children.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 238,915 shares of Common Stock.  Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 203,350 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 8,330,044 shares of the Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. May within 60 days  of the date of this Statement), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 16,011,929 shares of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days  of the date of this Statement).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 19,754,841 shares of Common Stock, Trian Master Fund directly owns 54,923,668 shares of Common Stock, Parallel Fund I directly owns 1,919,315 shares of Common Stock, Trian GP directly owns 25,321 shares of Common Stock and Strategic Fund directly owns 3,875,000 shares of Common Stock.  Mr. Peltz, Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund, Trian GP, Trian GP LLC, Trian Management and Trian Management GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and Trian GP.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 105,150,283 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, the Peltz L.P. Mr. Peltz's children, the Peltz Family Foundation, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Strategic Fund, but excluding shares beneficially owned by the May Family Foundation), representing approximately 27.02% of the outstanding shares of Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 105,043,468 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Strategic Fund, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's children and the Peltz Family Foundation), representing approximately 26.99% of the outstanding shares of Common Stock.  Mr. Garden may be deemed to beneficially own an aggregate of 80,803,651 shares of Common Stock (including shares of Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and Trian GP), representing approximately 20.76% of the outstanding shares of Common Stock.

(2)  Item 5 of the Statement is hereby amended and supplemented by deleting Part (a) and the first and second paragraphs of Part (b) of Item 5 of Amendment No. 39 and replacing them with the following:

(a)  As of 4:00 p.m., New York City time, on February 6, 2012, the Filing Persons beneficially owned, in the aggregate, 105,659,139 shares of Common Stock, representing approximately 27.15% of the outstanding Common Stock (based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011).

(b)  Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP and Strategic Fund beneficially and directly owns and has sole voting power and sole dispositive power with regard to 19,754,841, 54,923,668, 1,919,315, 25,321 and 3,875,000 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I and Strategic Fund (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian Onshore, Trian Master Fund, Parallel Fund I and Strategic Fund directly and beneficially own.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP LLC directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3)  Part (c) of Item 5 of the Statement is amended and supplemented by the following:

Each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 3,232 shares of Common Stock on January 3, 2012, from the Company in lieu of Board of Directors retainer fees pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

Except as set forth in the preceding paragraph, the following table sets forth all transactions by any of the Filing Persons with respect to the shares of Common Stock effected since the filing of Amendment No. 39, inclusive of the transactions effected through 4:00 p.m., New York City time, on February 6, 2012.  All such transactions were effected in the open market and the table includes commissions paid in per share prices.

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type

Strategic Fund	02/01/2012	875,000	4.7839	Purchase
Strategic Fund	02/02/2012	875,000	4.8100	Purchase
Strategic Fund	02/03/2012	875,000	4.8972	Purchase
Strategic Fund	02/06/2012	1,250,000	4.9492	Purchase

Item 7.  Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the following:

40.  Joint Filing Agreement of the Filing Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012

TRIAN PARTNERS GP, L.P.

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN FUND MANAGEMENT GP, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS STRATEGIC
INVESTMENT FUND, L.P.

By:  Trian Partners Strategic Investment
              Fund GP, L.P.

By:  Trian Partners Strategic Investment   Fund General Partner, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

/s/NELSON PELTZ
Nelson Peltz

/s/PETER W. MAY
Peter W. May

/s/EDWARD P. GARDEN
Edward P. Garden

EXHIBIT INDEX
EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7
Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).
Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13
28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy’s and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.
36	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 28.
37
Amendment No. 1 to Agreement, dated as of April 1, 2009, by and among the Company, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden.
Filed with Amendment 35.
38
Agreement dated November 5, 2008 by and between Wendy’s/Arby’s Group, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund II, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.
Filed as Exhibit (d)(6) to the Combined Schedule TO and Amendment 30 to Schedule 13D.
39
Agreement dated December 1, 2011 by and between The Wendy’s Company and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners GP, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.
Filed with Amendment 39.
40	Joint Filing Agreement of the Filing Persons.	Filed herewith.

EXHIBIT 40

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares of The Wendy’s Company and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 6th day of February 2012.

TRIAN PARTNERS GP, L.P.

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN FUND MANAGEMENT GP, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS STRATEGIC
INVESTMENT FUND, L.P.

By:  Trian Partners Strategic Investment
              Fund GP, L.P.

By:  Trian Partners Strategic Investment   Fund General Partner, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

/s/NELSON PELTZ
                                                                                                        Nelson Peltz

/s/PETER W. MAY
                                                                                                        Peter W. May

/s/EDWARD P. GARDEN
                                                                                                        Edward P. Garden